Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

 “US Dollar Bullish Note”

Preliminary Terms and Conditions
May 5, 2008
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the U.S. dollar (USD) relative to a single basket of currencies, including the Euro (EUR), British Pound (GBP), Japanese Yen (JPY), Singapore Dollar (SGD) and Swiss Franc (CHF) (collectively, the Reference Currencies).  If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the USD has in aggregate appreciated relative to the Reference Currencies on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of [160%-210%]% (the Participation Rate) and the Basket Return.  If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the USD has in aggregate depreciated or not appreciated relative to the Reference Currencies on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc.
Ratings	(A1, A+, AA–)[1]
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[May 23, 2008]
Issue Date	[May 30, 2008]
Valuation Date

[May 23, 2011]; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	[May 31, 2011]

1 Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA- by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Reference Currencies	Euro (EUR), British Pound (GBP), Japanese Yen (JPY), Singapore Dollar (SGD) and Swiss Franc (CHF)
Reference Exchange Rates

For EUR and GBP, the spot exchange rates for each of EUR and GBP quoted against the U.S. dollar, expressed as the number of USD per unit of the Reference Currency. For JPY, SGD and CHF, the spot exchange rate for each of JPY, SGD and CHF, respectively, quoted against the U.S. dollar, expressed as the number of units of the Reference Currency per one USD.

Participation Rate	[160%-210%]
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:
	Participation Rate x Basket Return		If the Basket return is greater than zero
provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For EUR and GBP.
	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
Settlement Rate

For JPY, SGD and CHF:

	Weighting * {	Settlement Rate – Initial Reference Currency Rate	}
Initial Reference Currency Rate

Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate
	EUR	20.0%	[TBD]
	GBP	20.0%	[TBD]
	JPY	20.0%	[TBD]
	SGD	20.0%	[TBD]
	CHF	20.0%	[TBD]

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency on the Trade Date, determined in accordance with the applicable Settlement Rate Option.

Settlement Rate

For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined by the Calculation Agent in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:
	Reference Currency	Screen Reference*	Valuation Business Day
	EUR	Reuters page EURUSDFIXM=WM (as substitute for 1FED)	London
	GBP	Reuters page GBPUSDFIXM=WM (as substitute for 1FED)	London
	JPY	Reuters page USDJPYFIXM=WM (as substitute for 1FED)	London
	SGD	ABSIRFIX01	Singapore
	CHF	Reuters page USDCHFFIXM=WM (as substitute for 1FED)	London

*In each case, as observed at approximately 4.00 p.m. London time

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Events

If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

•      for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•      for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

 provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the Reference Currency Jurisdiction with respect to such Reference Currency to accounts outside that Reference Currency Jurisdiction;

(B)        the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)        the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) for any Reference Currency other than EUR, in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the

Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0FN26
CUSIP: 5252M0FN2
Settlement System	DTC
Denominations	USD 1,000 and integral multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$[30.00]	$[970.00]
Total
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $[30.00] per $1,000 principal amount, or of up to [3.00]%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [TBD]%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending May 1, 2005, through the week ending May 4, 2008, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The spot exchange rates are expressed as the amount of Reference Currency per USD to show the appreciation or depreciation, as the case may be, of the USD relative to the Reference Currency (and, in the case of EUR and GBP, are the inverse of the spot exchange rates used to calculate the Basket Return, which are expressed as the amount of USD per Reference Currency). The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Basket Return will be greater than, less than or equal to zero and, consequently, the Additional Amount payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending May 1, 2005, through the week ending May 4, 2008, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The Basket Return was indexed to a level of 0.0 on May 4, 2008 based upon the Reference Exchange Rates determined on that day. Under the terms of the notes and for purposes of calculating the Redemption Amount, the Basket Return will be indexed to 0.0 on the Trade Date based on the Initial Reference Currency Rates. The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar (except for EUR and GBP, which are expressed as the number of USD per unit of the Reference Currency).

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for the Redemption Amount payable at maturity of the notes, including scenarios for the Additional Amounts payable if the Basket Return is greater or less than zero, based on hypothetical values for the Participation Rate (185%) and the Initial Reference Currency Rates (each of which will be determined on the Trade Date), as well hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting Basket Return.

The Initial Reference Currency Rate and the Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: The USD appreciates relative to each of the EUR, GBP, JPY, CHF and SGD, resulting in a Basket Return of 0.0779 (7.79%). Because the Basket Return is greater than zero, the Additional Amount is equal to 14.412%, and the Redemption Amount is equal to 114.412%, times the principal amount of the notes.

Because the Basket Return is 0.0779, the Redemption Amount payable at maturity is equal to $1,144.12 per $1,000 note (reflecting an Additional Amount of $144.12 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 185% * 0.0779) = $1,144.12

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5424	1.4190	20%	0.0174
GBP	1.9735	1.7959	20%	0.0198
JPY	105.17	112.91	20%	0.0147
CHF	1.0549	1.1182	20%	0.0120
SGD	1.3635	1.4589	20%	0.0140

Basket Return = Sum of Weighted Currency Returns =				0.0779

Example 2: The USD depreciates relative to each of the EUR, GBP, JPY, CHF and CAD, resulting in a Basket Return of –0.0507 (-5.07%). Because the Basket Return is less than zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0507, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5424	1.5936	20%	–0.0064
GBP	1.9735	2.0524	20%	–0.0077
JPY	105.17	99.60	20%	–0.0106
CHF	1.0549	0.9916	20%	–0.0120
SGD	1.3635	1.2681	20%	–0.0140

Basket Return = Sum of Weighted Currency Returns =				–0.0507

Example 3: The USD appreciates relative to each of the EUR, GBP and JPY, but depreciates relative to the CHF and SGD, resulting in a Basket Return of 0.0149 (1.49%). Because the Basket Return is greater than zero, the Additional Amount is equal to 2.757%, and the Redemption Amount is equal to 102.757%, times the principal amount of the notes.

Because the Basket Return is 0.0149, the Redemption Amount payable at maturity is equal to $1,027.57 per $1,000 note (reflecting an Additional Amount of $27.57 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 185% * 0.0149) = $1,027.57

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5424	1.4961	20%	0.0062
GBP	1.9735	1.8551	20%	0.0128
JPY	105.17	108.33	20%	0.0060
CHF	1.0549	1.0022	20%	–0.0100
SGD	1.3635	1.3630	20%	–0.0001

Basket Return = Sum of Weighted Currency Returns =				0.0149

Example 4: The USD depreciates relative to each of the EUR, GBP and SGD, but appreciates relative to the JPY and CHF, resulting in a Basket Return of –0.0267 (–2.67%). Because the Basket Return is less than zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

Because the Basket Return is –0.0267, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
EUR	1.5424	1.6203	20%	–0.0096
GBP	1.9735	2.1116	20%	–0.0131
JPY	105.17	109.38	20%	0.0080
CHF	1.0549	1.0971	20%	0.0080
SGD	1.3635	1.2272	20%	–0.0200

Basket Return = Sum of Weighted Currency Returns =				–0.0267